Exhibit 99.3

This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. Disclaimer

ColorPlus Business Model ColorPlus Business Evolution ColorPlus Operating Efficiency Internal and External Supply Chain Efficiency ColorPlus Market Performance Improvement ColorPlus Go Forward Contents

Color Business Model

Vinyl Penetration through optimising the supply chain closing the gap to Vinyl to <$1.0sf / $3000 per home

- Eliminate the site painter through full warp ColorPlus
- Reduce the complexity and improve efficiency from Hardie to the Builder

Increase the Revenue per home through ColorPlus full wrap differentiating home fronts

1. Home front differentiation through shingle, board and baton, Panel
2. ColorPlus fascia and soffit penetration in primed and wood markets

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Color development 2003 - 2006 Design and commissioning of ColorPlus JIT process and lines Development and execution of the ColorPlus supply chain Color Operational Efficiency 2006 - 2008 Drive the Made to Order / JIT operation efficiency Evolve the supply chain to the builder driving ColorPlus penetration through efficiency, lowering on the wall cost ColorPlus Business Evolution ColorPlus Production Ramp-up 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 Apr-04 Jun-04 Aug-04 Oct-04 Dec-04 Feb-05 Apr-05 Jun-05 Aug-05 Oct-05 Dec-05 Feb-06 Apr-06 Jun-06 Aug-06 Oct-06 Dec-06 Feb-07 Apr-07 Jun-07 Aug-07 Oct-07 Thousands SF Production 0 200 400 600 800 1000 1200 1400 1600 ColorPlus SKUS Total Peru SKUs Product CP1 Laminator Retrofit Add Smooth and 7.25 CMS Add Beaded Plank and XLD Job packs Add Soffit, XLD and CP2 Startup CP3 Startup 20 Colors Trim Startup Aligning Production with Sales Reno Start Up Blandon Start Up Pulaski Start Up Panel & Vented Soffit

Evolving ColorPlus JIT business is achieving operating efficiency We are targeting Hardie fiber cement yields in Paint efficiency Step change in technology - Paint, Application and Laminate Color Operating Efficiency Cash Costs ColorPlus Q1 FY07 Q2 FY07 Q3 FY07 Q4 FY07 Q1 FY08 Q2 FY08 Q3 FY08 Q4 FY08 Q1FY09 Q2 FY09 Q3 FY09 Q4 FY09 $/MSF Reno and Pulaski Start-Up ColorPlus Paint Efficiency 0 5 10 15 20 25 30 Months SQFT/Gallon

Goal - 10 days delivered Moved from a weekly batch to a rolling lead time and variable schedule eliminating 2 days. Automated shop floor control Light Dark Flexible Colour Sequence Internal Supply Chain Efficiency

Execute the Value Proposition to the Builder 4 distribution models are evolving consolidating ColorPlus inventory per market Rural and fragmented markets Logistics Partner, Job Pack to Site, In market DC Consolidated dealer partners who drive scale and penetration Network of market leader dealers (currently 2 - 3 per market) External Supply Chain Efficiency

Stepped up changing the Industry ColorPlus efficiency leveraging the declining market New England - On The Wall Cost $- $100.00 $200.00 $300.00 $400.00 $500.00 $600.00 Cost per Square (100 sqft) XLD Trim w/ Labor $108.00 $126.00 $118.00 $108.00 $100.00 $- Vinyl trim w/ labor $- $- $- $- $- $65.00 Paint $125.00 $- $- $- $- $- Installation Markup $10.38 $20.40 $18.40 $13.80 $- $22.40 Other $10.00 $10.00 $10.00 $10.00 $10.00 $10.00 Material $93.00 $165.00 $145.00 $135.00 $125.00 $82.00 Labor $140.00 $185.00 $175.00 $160.00 $110.00 $90.00 Primed 2007 C+ 2008 C+ 2009 C+ Endstate C+ Vinyl .042

Color Mix is moving to dark colors which plays to Hardie ColorPlus advantage over Vinyl Color Mix is Moving to Hardie Color Type Trend - Northern Division 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% % of Total C+ Light Colors 90% 89% 89% 84% 83% 79% 76% 77% 78% 75% 75% 75% 72% Dark Colors 10% 11% 11% 16% 17% 21% 24% 23% 22% 25% 25% 25% 28% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY 06 FY 06 FY 06 FY 06 FY 07 FY 07 FY 07 FY 07 FY 08 FY 08 FY 08 FY 08 FY 09

ColorPlus has continued to grow in the declining market ColorPlus penetration is driven by vinyl conversion - primed to color remains a focus ColorPlus Growth - 10 20 30 40 50 60 70 80 90 100 110 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2est Q3est Q4est (mmsf) 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% North C+ Volume South C+ West C+ Export C+ MH/Other C+ %North Penetration TOTAL C+ Volume FY06 FY09 FY08 FY07

James Hardie

ColorPlus Go Forward

1. Develop the next generation ColorPlus Supply Chain building on the model we have successfully executed
   - Flexible, low volume / high changeover ColorPlus line possibly in market
   - Southern ColorPlus capacity in Texas
2. Automate the shop floor from Wip to Dealer enabling 10 days delivered
3. Drive ColorPlus operational performance to target

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